May 27, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Exquisite Acquisition, Inc.

Registration Statement of Form S-1/A No. 3

Filed April 12, 2016

File No. 333-201697

To the men and women of the SEC:

On behalf of Exquisite Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated April 27, 2016 addressed to Mr. Thomas DeNunzio, the Company’s President, and CEO, with respect to the Company’s filing of its S-1/A on April 12, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

General

1. We note your response to comment 1 and your revised disclosure to indicate that the proceeds from the sale of the shares in this offering will be payable to Benjamin L. Bunker, Esq. for the benefit of Exquisite Acquisition, Inc. and that all subscription funds will be held in trust in a non-interest bearing escrow account at Bank of America, and we reissue the comment. Rule 419(b)(1) of Regulation C requires that all securities issued by a blank check company and the gross proceeds from the offering shall be deposited into “(A) An escrow account maintained by an ‘insured depository institution,’ as that term is defined in section 3(c)(2) of the Federal Deposit Insurance Act …; or (B) A separate bank account established by a broker or dealer registered under the Exchange Act maintaining net capital equal to or exceeding $25,000 … in which the broker or dealer acts as trustee for persons having the beneficial interests in the account.” Please advise us how having the proceeds payable to Benjamin L. Bunker, Esq. and being held in escrow at Bank of America meets the requirements of Rule 419(b)(1).

COMPANY RESPONSE

Mr. Bunker’s non-interest bearing escrow account maintained by Bank of America meets the requirements and conditions of Rule 419(b)(1) of Regulation C requires whereas all securities issued by a blank check company and the gross proceeds from the offering shall be deposited into “(A) An escrow account maintained by an ‘insured depository institution,’ as that term is defined in section 3(c)(2) of the Federal Deposit Insurance Act.

Dilution, page 15

2. Please revise your filing to disclose the reporting date of the financial information you used to calculate the dilution information as required by Item 506 of Regulation S-K. Please also remove the old dilution disclosure in the second paragraph under the heading “Dilution” which immediately precedes the dilution table.

COMPANY RESPONSE

We have added the appropriate disclosure and amended the necessary fields so that everything is current and up to date.

Plan of Distribution, page 16

3. We note your statement that “Benjamin L. Bunker, Esq. (whom has a net cap. of $25,000.00 or more as required under Rule 419 for a broker to act as an Escrow Agent for a Rule 419 offering) as Escrow Agent acting as escrowee ….” Please revise your statement as appropriate since the requirement under Rule 419 for maintaining net capital equal to or exceeding $25,000 applies to a broker or dealer registered under the Exchange Act.

COMPANY RESPONSE

We corrected the statement to read as follows (page 17):

The proceeds from the sale of the shares in this offering will be payable to Benjamin L. Bunker, Esq. fbo Exquisite Acquisition, Inc. ("Escrow Account") and will be deposited in a non-interest bearing bank account at Bank of America until the escrow conditions are met.

Executive Compensation, page 27

4. Please revise to update your executive compensation disclosure for the fiscal year ended November 30, 2015. See Item 402(n) of Regulation S-K.

COMPANY RESPONSE

We have updated page 27 to include a table for the year ended November 30, 2015.

Financial Statements, page F-1

5. Please amend your filing to provide updated interim financial statements as required by Rule 8-08 of Regulation S-X. Additionally, your MD&A discussion, your summary financial information and your dilution disclosures should be similarly updated.

COMPANY RESPONSE

We have updated each section appropriately and updated our financial statements accordingly.

Part II

6. We note that your amended filing deleted the information in Item 13 - Other Expenses of Issuance and Distribution, Item 14 – Indemnification of Directors and Officers, and Item 15 – Recent Sales of Unregistered Securities from your registration statement. Please revise to reinsert these deleted sections. We may have further comment.

COMPANY RESPONSE

We have reinserted the requested disclosures. They should have been present previously but were accidentally deleted.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

7. Please have your auditors to revise their consent to provide consent to the use of their name in the registration statement under the heading “Interest of named experts and counsel.” In addition, the auditors’ consent should reference your full name, Exquisite Acquisition, Inc.

COMPANY RESPONSE

We have included an amended and currently dated consent.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: May 27, 2015

/s/ Thomas DeNunzio

Thomas DeNunzio

President& CEO